Eric Marquez – PO BOX 160681 – Austin, TX 78716

March 5, 2017

Cipherloc Corporation
825 Main St, Suite 100
Buda, TX 78610

ATTN: Board of Directors

Gentlemen:

Please accept my resignation as a Director and as the Chief Financial Officer of Cipherloc Corporation, effective March 1, 2017. I decline to accept the consulting agreement proposed to me on March 3, 2017 via email from Mr. de la Garza.

Very Truly Yours,

/s/ Eric Marquez

cc:	Michael de la Garza Gino Mauriello Carl P. Ranno